Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Ratification of the Request for Judicial Reorganization

Oi S.A. –In Judicial Reorganization (the “Company”), in furtherance of the Material Facts dated June 20 and June 30, 2016, informs its shareholders and the market that the Company’s shareholders, in an Extraordinary General Shareholders’ Meeting held on this date, ratified the request for judicial reorganization of the Company, submitted together with its wholly-owned direct and indirect subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (together with the Company, the “Oi Companies”) as an urgent measure, as approved by the Company’s Board of Directors and the relevant corporate bodies of the other Oi Companies on June 20, 2016.

The shareholders also authorized the Company’s management to make arrangements and perform all acts necessary in relation to the judicial reorganization of the Oi Companies, as well as ratified all actions taken to date.

The Company will keep its shareholders and the market informed of any development of the subject matter of this Notice to the Market.

Rio de Janeiro, July 22, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer